Exhibit 99.3

PPDAI Group Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: PPDF)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

To be held on November 5, 2019

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of PPDAI Group Inc. (the “Board”), a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.00001 per share, of the Company (the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at Building G1, No. 999 Dangui Road, Pudong New District, Shanghai, the People’s Republic of China on November 5, 2019 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the AGM (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on September 27, 2019 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to twenty votes. The quorum of the AGM is one or more shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares that carry the right to vote at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about October 4, 2019.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Maricorp Services Ltd., P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands, with a copy delivered to its offices at Building G1, No. 999 Dangui Road, Pudong New District, Shanghai, the People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Mr. Simon Tak Leung Ho) at Building G1, No. 999 Dangui Road, Pudong New District, Shanghai, the People’s Republic of China, the People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

PPDAI Group Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: PPDF)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

To be held on November 5, 2019

(or any adjourned or postponed meeting thereof)

I/We                              of                                         , being the registered holder(s) of                              Class A Ordinary Shares 1, par value US$0.00001 per share, of PPDAI Group Inc. (the “Company”) and                              Class B Ordinary Shares 1, par value US$0.00001 per share, of the Company, hereby appoint the Chairman of the Annual General Meeting 2 or                              of                                          as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Building G1, No. 999 Dangui Road, Pudong New District, Shanghai, the People’s Republic of China on November 5, 2019 at 10:00 a.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.

IT IS RESOLVED as a special resolution:

THAT the change of the Company’s legal name from “PPDAI Group Inc.” to “FinVolution Group” and the adoption of “信也科技” as the dual foreign name of the Company, which have been approved by the resolutions of the board of directors of the Company, be and hereby are, authorized and approved; and

THAT each director or officer of the Company, be and hereby is, authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

Dated             , 2019                                                              Signature(s)4

[1]

Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

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